Rider Anniversary Processing Endorsement

This endorsement is made a part of the contract to which it is attached and is effective on the Contract Date. If there is any conflict between this endorsement and the contract, including any attached riders and endorsement provisions, these endorsement provisions take precedence.

The Rider Anniversary Processing provision of Your rider is replaced with the following:

Rider Anniversary Processing

The following describes how the Withdrawal Adjustment Base, Benefit Base and Credit Base are calculated on Rider Anniversaries, subject to the maximum amount shown under Contract Data, and how the Lifetime Payment Percentage can change on Rider Anniversaries. If the Rider Anniversary falls on a Day that the New York Stock Exchange is closed, the anniversary Contract Value (for the Variable Account portion only) is based on the close of business values on the next Valuation Date.

1.	Annual Credits

If You did not take any Withdrawals during the prior contract year and You did not decline an increase to the annual rider fee, an Annual Credit may be available.

a.	On the First Rider Anniversary

The Annual Credit equals the Credit Base 180 Days following the Rider Effective Date multiplied by the Annual Credit Percentage shown under Contract Data for the first Rider Anniversary.

The Benefit Base will be increased by the Annual Credit.

b.	On Any Other Rider Anniversary During a Credit Period

The Annual Credit equals the Credit Base as of the prior Rider Anniversary multiplied by the Annual Credit Percentage associated with the current Rider Anniversary for this Credit Period.

The Benefit Base will be increased by the Annual Credit.

The Credit Base will be set to zero on the last Rider Anniversary of a Credit Period after any adjustment to the Benefit Base, and there will be no additional Annual Credits unless the Credit Period restarts due to an Annual Step-Up of the Benefit Base.

The Credit Base will be permanently set to zero on the Maximum Credit Base Date shown under Contract Data.

2.	Annual Step-Up

Beginning with the first Rider Anniversary, an Annual Step-Up may be available. If You decline an increase to the annual rider fee, Annual Step-Ups will no longer be available.

The Annual Step-Up will take place on any Rider Anniversary where the Contract Value (after rider charges are deducted) is greater than the Benefit Base (after any Annual Credit is added). If an Annual Step-Up takes place, the Benefit Base, Credit Base and Lifetime Payment Percentage will be adjusted as follows:

a.	The Benefit Base will be increased to the Contract Value.

b.	The Credit Base will be increased to the Contract Value and the Credit Period will restart.

c.

If the Covered Person’s Attained Age on the Rider Anniversary is in a higher Age Band then the higher Age Band will be used to determine the appropriate Lifetime Payment Percentage, regardless of any prior Withdrawals. And the higher Age Band will be used even if there was no Annual Step-Up due to the maximum Benefit Base limitation.

3.	The Withdrawal Adjustment Base on Rider Anniversaries

If You did not decline an increase to the annual rider fee, the Withdrawal Adjustment Base will be increased to the Contract Value, if greater.

RiverSource Life Insurance Company

Secretary

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